SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

New World Brands, Inc.

______________________________________________________________________________

(Name of Issuer)

Common Stock, par value $.01 per share

______________________________________________________________________________

(Title of Class of Securities)

6492617 10 6

______________________________________________________________________________

(CUSIP Number)

Selvin Passen, M.D.

2700 Lighthouse Point, Suite 626

Baltimore, MD 21224

(410) 327-9650

______________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 14, 2006

______________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  6492617 10 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Selvin Passen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 8,500,000
	8	SHARED VOTING POWER 10,750,000
	9	SOLE DISPOSITIVE POWER 8,500,000
	10	SHARED DISPOSITIVE POWER 10,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.8%
14	TYPE OF REPORTING PERSON IN

This amendment (the “Amendment”) to the Statement on Schedule 13D, filed on October 11, 2005 (the “Schedule 13D”) is being filed on behalf of Dr. Selvin Passen (the “Reporting Person”).

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, $.01 par value per share (the “Common Stock”), of New World Brands, Inc., a Delaware corporation (the “Issuer”).

The Issuer’s principal executive office is located at 2019 SW 20th Street, Suite 200, Fort Lauderdale, Florida 33315.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed on behalf of the Reporting Person.

(b)          The business address of the Reporting Person is 2700 Lighthouse Point, Suite 626, Baltimore, MD 21224.

(c)	The Reporting Person is a business executive.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is an American citizen residing in Baltimore, Maryland.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Stock Subscription Agreement dated August 28, 2006 (the “Stock Subscription Agreement”), the Issuer issued and sold to Oregon Spirit, LLC, a Nevada limited liability company wholly owned by an entity for which the Reporting Person is the sole managing member, an aggregate of 7,500,000 shares of its Common Stock at a purchase price of $0.20 per share for an aggregate cash purchase price of $1,500,000.00. The Reporting Person used his personal funds to acquire these shares.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock for investment purposes only.

The Reporting Person may, depending upon then current events, including without limitation, then current market conditions, the Issuer’s results of operations, and the then current general business climate, decide to increase or decrease its position in the Issuer.

The Reporting Person does not have any plans or proposals which may relate or would result in:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer’s business or corporate structure;

(g)          Changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

(h)          Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)           Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) and (b)    The Reporting Person may be deemed to beneficially own an aggregate of 19,250,000 shares of Common Stock of the Issuer. These securities are represented by (i) 10,000,000 shares of Common Stock held by the Reporting Person and his wife Sylvia Passen, as tenants by the entirety; (ii) 750,000 shares of Common Stock subject to currently exercisable warrants held by the Reporting Person; (iii) 1,000,000 shares subject to currently exercisable options registered in the name of the Reporting Person; and (iv) 7,500,000 shares of Common Stock held by Oregon Spirit, LLC (collectively, the “Shares”). With respect to (i) the 10,000,000 shares of Common Stock, and (ii) the 750,000 shares of Common Stock subject to currently exercisable warrants, the Reporting Person has shared power to vote or to direct the vote and shared power to dispose or direct the disposition. With respect to (i) the 1,000,000 shares of Common Stock subject to currently exercisable options, and (ii) the 7,500,000 shares of Common Stock held by Oregon Spirit, LLC, the Reporting Person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition.

The Shares currently represent 41.8% of the issued and outstanding shares of Common Stock of the Issuer. However, the Issuer recently issued 100 shares of Series A Preferred Stock which are convertible into 298,637,634 shares of Common Stock (the “Series A Shares”). The Series A Shares are automatically converted into shares of Common Stock upon the date of filing by the issuer with the Secretary of State of the State of Delaware (the “Filing Date”) of an amendment to its Certificate of Incorporation to increase the authorized capital of the Issuer to an amount at least sufficient to effect the conversion of all outstanding Series A Shares (the “Amendment”). On the Filing Date (which is anticipated to occur within the next 60 days), the Shares will represent 5.6% of the issued and outstanding shares of Common Stock of the Issuer.

(c)	Not applicable.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain stockholders of the Issuer, including the Reporting Person and an entity controlled by the Reporting Person, entered into a Voting Agreement dated September 15, 2005 among the Issuer, Qualmax and the Reporting Person among others (the “Voting Agreement”), pursuant to which the parties agreed, among other things, to vote their shares of Common Stock in favor of Qualmax’s and the Reporting Person’s designees to the Board of Directors of the Issuer through the 2009 annual meeting of stockholders of the Issuer. A copy of the Voting Agreement is filed as Exhibit A attached hereto

In addition, certain stockholders of the Company, including the Reporting Person, certain family members of the Reporting Person and certain entities owned and/or controlled by the Reporting Person, entered into a Voting Agreement and Proxy dated September 15, 2006 (the “Voting Agreement and Proxy”), pursuant to which the parties to the Voting Agreement and Proxy, including the Reporting Person, agreed to vote their shares of Common Stock in favor of the Amendment.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Voting Agreement dated September 15, 2005, among the Issuer, Qualmax, the Reporting Person and certain stockholders of Issuer.

Exhibit B	Voting Agreement and Proxy dated September 15, 2006, among the Issuer, the Reporting Person and various other stockholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Selvin Passen, M.D.

Selvin Passen, M.D.

Exhibit A

VOTING AGREEMENT

This Voting Agreement, dated as of September 15, 2006 (this “Agreement”), is by and among New World Brands, Inc., a Delaware corporation (the “Company”), Qualmax, Inc., a Delaware corporation (“Qualmax”), Selvin and Sylvia Passen, TBTE (“TBTE”), Oregon Spirit, LLC, a Nevada limited liability company (“Oregon Spirit”), and, solely for purposes of Section 22 hereof, M. David Kamrat, an individual (“D. Kamrat”), Noah Kamrat, an individual (“N. Kamrat”) and Microstar Telecommunications Corp., an Oregon corporation (“Microstar,” and together with D. Kamrat and N. Kamrat, the “Qualmax Holders”). Each of Qualmax, TBTE and Oregon Spirit are herein referred to as a “Voting Stockholder,” and together as the “Voting Stockholders.”

WHEREAS, TBTE currently owns 10,000,000 shares of Common Stock, par value $.01 per share, of the Company (“Common Stock”).

WHEREAS, Oregon Spirit currently owns 7,500,000 shares of Common Stock.

WHEREAS, concurrently herewith the Company and Qualmax are consummating the transactions contemplated by that certain Asset Purchase Agreement, dated as of June 22, 2006, as amended by Amendment No. 1 to Asset Purchase Agreement, dated as of August 28, 2006, by and between the Company and Qualmax (collectively, the “Purchase Agreement”).

WHEREAS, upon consummation of the transactions contemplated by the Purchase Agreement (the “Closing”), Qualmax will be the owner of 100 shares of Series A Preferred Stock, par value $.01 per share, of the Company (“Preferred Stock”), which shares of Preferred Stock shall vote as a single class with the Common Stock and be convertible into 298,673,634 shares of Common Stock pursuant to the terms of the Asset Purchase Agreement and the Certificate of Designation governing the designation, powers and rights of the Preferred Stock.

WHEREAS, the parties hereto deem it in their best interests and in the best interests of the Company to establish the composition of the Company’s Board of Directors (the “Board”) and certain other arrangements as hereinafter provided.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows:

1.        Board of Directors.  The parties hereto confirm that it is their intention that the business and affairs of the Company shall be managed by the Board. The authorized number of directors on the Board shall hereby be fixed at six (6). Effective upon the receipt of the requisite approval by the stockholders of the Company of an Amended and Restated Certificate of Incorporation of the Company which, among other things, establishes a staggered board of directors (the “Revised Charter”), and the filing by the Company of the Revised Charter with the Secretary of State of the State of Delaware (the “Filing”), the directors shall be divided into three classes, as nearly equal in number as possible, with the term of office of the first class (“Class I”) to expire at the 2007 annual meeting of stockholders, the term of office of the second class (“Class II”) to expire at the 2008 annual meeting of stockholders, and the term of office of the third class (“Class III”) to expire at the 2009 annual meeting of stockholders. At each annual meeting of stockholders following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a three-year term of office and until the election and qualification of their respective successors in office. Subject to the terms and provisions set forth herein, each Voting Stockholder shall vote or cause to be voted all shares of Voting Stock of the Company owned, beneficially or of record, by such party at any meeting of the Voting Stockholders of the Company at which directors are to be elected to the Board, or in any written consent executed in lieu of such a meeting of the Voting Stockholders, and shall take all other necessary or desirable action, in order to ensure that the Board is constituted as set forth in this Agreement. As used herein, the term “Voting Stock” shall mean Common Stock, Preferred Stock, and any other capital stock of the Company which carries voting rights, and shall include any shares of Voting Stock now owned or subsequently acquired by a Voting Stockholder, however acquired, including, without limitation, stock splits and stock dividends.

2.	Nominations of Directors.

(a)          Qualmax shall be entitled to designate (the “Qualmax Nominees”) five (5) individuals to serve as directors effective upon the Closing, which Qualmax Nominees shall initially be David Kamrat, Noah Kamrat and Duy Tran. There shall initially be two (2) vacancies on the Board, which Qualmax shall have the right to fill in its sole discretion at any time with additional Qualmax Nominees. Effective upon the Filing, two of the Qualmax Nominees shall serve as Class I directors, two shall serve as Class II directors, and one shall serve as a Class III director. Effective upon the Filing, Duy Tran shall be a Class I director, Noah Kamrat shall be a Class II director, and David Kamrat shall be a Class III director. Any vacancies in Class I and Class II may be filled by Qualmax in its sole discretion at any time with additional Qualmax Nominees. Beginning as of the 2009 annual meeting of stockholders, Qualmax shall be entitled to designate the members of the entire Board.

(b)          Dr. Passen shall be entitled to designate (the “Passen Nominee”) one individual to serve as a director effective upon the Closing, which Passen Nominee shall initially be Jacob Schorr, Ph.D. Effective upon the Filing, the Passen Nominee shall be a Class III director. Beginning as of the 2009 annual meeting of stockholders, Dr. Passen shall no longer be entitled to designate any individual to serve as a director. In addition to the foregoing, Dr. Passen shall no longer be entitled to designate any individual to serve as a director (even if prior to the 2009 annual meeting of stockholders) in the event that the collective holdings of the Passen Entities (as defined below) in the Company (i) during the period between the date hereof and December 31, 2006 falls below fifty percent (50%) of their collective holdings in the Company as of the date hereof or (ii) at any time after December 31, 2006 falls below fifty percent (50%) of their collective holdings in the Company as of December 31, 2006. If at any time Dr. Passen shall no longer be entitled to designate any individual to serve as a director pursuant to this Section 2 (even if prior to the 2009 annual meeting of stockholders), Qualmax shall from such time forward be entitled to designate the members of the entire Board. As used herein, the “Passen Entities” shall mean Oregon Spirit, TBTE , Selvin Passen, M.D. (“Dr. Passen”), members of Dr. Passen’s immediate family, trusts of which Dr. Passen and/or members of his immediate family are the sole beneficiaries, and business entities wholly owned by Dr. Passen and/or members of his immediate family.

(c)          Pursuant to Section 3 hereof, the Qualmax Nominees and the Passen Nominee so designated shall be elected by the Voting Stockholders (provided that such nominees remain willing to serve) such that the Qualmax Nominees and one Passen Nominee shall serve on the Board until the 2009 annual meeting of stockholders (and in the Classes specified herein upon the Filing), and Qualmax Nominees shall comprise the entire Board as of and following the 2009 annual meeting of stockholders (or earlier if Dr. Passen shall earlier lose the right to designate a Passen Nominee pursuant to the penultimate sentence of Section 2(b) above).

(d)          If, prior to an individual’s election to the Board, any individual designated to serve as a director shall be unable or unwilling to serve as a director, the group who designated any such individual to serve as a director pursuant to the provisions of this Section 2 shall be entitled to designate a replacement in accordance with the provisions of this Section 2 who shall then be elected a director.

(e)          No Voting Stockholder, nor any affiliate of any such Voting Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Voting Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

3.	Covenant to Vote; No Conflicting Agreements.

(a)          Each Voting Stockholder shall take all necessary or desirable action necessary to call, or to cause the Company and the appropriate officers and directors of the Company to call, a meeting of the Voting Stockholders of the Company and to vote or cause to be voted all shares of Voting Stock of the Company owned, beneficially or of record, by such party at any such meeting in favor of, or take all necessary or desirable action by written consent in lieu of any such meeting, to cause the election and re-election (provided they remain willing to serve) as members of the Board of those individuals designated in accordance with Section 2 of this Agreement. In addition, each Voting Stockholder agrees to vote or cause to be voted all shares of Voting Stock of the Company owned, beneficially or of record, by such party upon any other matter arising under this Agreement submitted to a vote of the Voting Stockholders of the Company in such a manner as to implement the terms of, or otherwise effect the intent of, this Agreement. The voting of Voting Stock pursuant to this Agreement may be effected in person, by proxy, by written consent, or in any other manner permitted by the laws of the State of Delaware.

(b)          No Voting Stockholder shall (i) enter into or agree to be bound by any voting trust, (ii) enter into any stockholder agreement or arrangement of any kind with any person or entity, or (iii) take any action, either alone or in concert with any other persons or entities, in each of the foregoing cases which would be inconsistent in any manner with the provisions of this Agreement.

4.            Removal.  Notwithstanding anything to the contrary contained in the Company’s certificate of incorporation or by-laws, on all matters relating to the removal of directors of the Company, each Voting Stockholder shall vote or cause to be voted all shares of Voting Stock of the Company owned, beneficially or of record, by such party, to ensure that no director of the Company may be removed from the Board except (a) for cause, (b) with respect to the removal of any Qualmax Nominee designated pursuant to Section 2(a) hereof, upon the prior vote or written consent of Qualmax, (c) with respect to the removal of the Passen Nominee designated pursuant to Section 2(b) hereof, upon the prior vote or written consent of Dr. Passen, or (d) with respect to the removal of the Passen Nominee designated pursuant to Section 2(b) hereof, if Dr. Passen shall no longer be entitled to designate a Passen Nominee pursuant to the provisions of Section 2 hereof.

Any vacancy created by the operation of this Section 4 shall be filled in accordance with Section 5 hereof.

5.            Vacancies.  Notwithstanding anything to the contrary contained in the Company’s certificate of incorporation or by-laws, in the event that a vacancy is created on the Board at any time by the death, disability, retirement, resignation or removal of a director, the individual to fill such vacancy shall be nominated by the group entitled to fill such directorship in accordance with the provisions of Section 2 hereof; provided, however, that in the event of a vacancy created as a result of Dr. Passen no longer being entitled to designate any individual to serve as a director pursuant to Section 2 hereof, the individual to fill such vacancy shall be nominated by Qualmax. Each Voting Stockholder shall vote or cause to be voted all shares of Voting Stock of the Company owned, beneficially or of record, by such party at any meeting of the Voting Stockholders of the Company called for the purpose of filling such vacancy, or in any written consent executed in lieu of such a meeting of the Voting Stockholders, and shall take all other necessary or desirable actions, to ensure the election to the Board of the individual designated to fill such vacancy pursuant to this Section 5.

6.            Board Observer.  For so long as the Passen Entities continue to collectively hold (i) between the date hereof and December 31, 2006, at least fifty percent (50%) of their collective ownership interest in the Company as of the date hereof and (ii) after December 31, 2006, at least fifty percent (50%) of their collective ownership interest in the Company as of December 31, 2006, Dr. Passen or a designee of Dr. Passen shall have the right to attend and observe, but not to vote at, all annual and special meetings of the Board.

7.            Representations and Warranties.  Each Voting Stockholder represents and warrants to the other parties hereto that:

(i)

such party has full power and capacity to execute, deliver and perform this Agreement, and this Agreement has been duly and validly authorized, executed and delivered by such party and constitutes a legal and binding obligation of such party, enforceable against such party in accordance with its terms;

(ii)

such party has not, prior to the date of this Agreement, executed or delivered any proxy or entered into any voting agreement or similar arrangement relating to its or his Voting Stock (except for any such agreements among the parties hereto); and

(iii)

the execution, delivery and performance by such party of this Agreement and the consummation by such party of the transactions contemplated hereunder will not, with or without the giving of notice or lapse of time, (A) violate any provision of law, statute, rule or regulation to which such party is subject, (B) violate any order, judgement or decree applicable to such party, or (C) conflict with, or result in a breach or default under, any material term or condition of any material agreement or other material instrument to which such party is a party or by which such party is bound.

8.            Stock Certificates.  If so requested by the Company, the Voting Stockholders agree that each certificate representing shares of Voting Stock owned by the Voting Stockholders shall bear the following legend on the face or reverse side thereof:

“The shares represented by this certificate are subject to voting restrictions pursuant to a certain Voting Agreement by and among New World Brands, Inc. (the “Company”), Qualmax, Inc., and certain stockholders of the Company, a copy of which is on file at the principal executive offices of the Company and may be obtained upon written request to the Company.”

9.            Specific Performance.  Each party acknowledges and agrees that in the event of any breach of this Agreement, the non-breaching party or parties may be irreparably harmed and may not be made whole by monetary damages. The parties hereby agree that, in addition to and without prejudice to any other remedy to which they may be entitled at law or in equity, they shall be entitled to compel specific performance of this Agreement and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

10.          Amendment.  This Agreement may only be amended or modified with the written consent of each of the Voting Stockholders.

12.          Subsequent Transferees.  Except in the case of (i) a pro rata distribution of all of the Voting Stock held by Qualmax to the stockholders of Qualmax, whether by way of a downstream merger of Qualmax into New World or otherwise (a “Distribution”), which shall be governed by Section 22 hereof, and (ii) sales of Voting Stock into the public marketplace, each Voting Stockholder agrees that it shall cause each transferee of its Voting Stock of the Company to become a party hereto and to agree in writing to be bound by and to comply with all of the terms and provisions of this Agreement prior to any transfer of such Voting Stock. Notwithstanding anything contained in this Agreement to the contrary, nothing herein shall preclude the Voting Stockholders from selling their Voting Stock pursuant to Rule 144 or an effective registration statement.

13.          No Limitation on Other Voting Rights.  Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict the Voting Stockholders from acting in their sole discretion on any matter other than those referred to in this Agreement.

14.          Notice.  Unless otherwise specifically provided herein, all notices or other communications under this Agreement shall be effective only if in writing and delivered by hand, delivered by telecopier, or mailed by overnight courier service:

(i)           if to the Company or Qualmax, addressed to its principal executive offices at 340 West Fifth Avenue, Eugene, Oregon 97401, Attn: General Counsel, with a copy to Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036, Attn: Scott S. Rosenblum; and

(ii)          if to TBTE or Oregon Spirit, addressed to 2019 SW 20th Street, Suite 108, Fort Lauderdale, Florida 33315, Attn: Selvin Passen, M.D., with a copy to Adelberg Rudow, Dorf & Hendler, LLC, 7 Saint Paul Street, Suite 600, Baltimore, MD 21202, Attn: David B. Rudow, Esquire.

Any notice or other communication shall be deemed to be given: (a) if delivered by hand, on the date of such delivery; (b) if delivered by telecopier, when receipt is mechanically acknowledged; and if mailed by overnight courier, on the first business day following the date of such mailing.

15.          Entire Agreement.  This Agreement contains the entire agreement among the parties hereto with respect to the subject matter contained herein and supersedes all prior oral and written agreements and undertakings among the parties with respect to such subject matter.

16.          Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to the principles of the conflict of laws thereof. Each party hereto consents and submits to the jurisdiction of any state or federal court sitting in Wilmington, Delaware in connection with any dispute arising out of or relating to this Agreement. Each party hereto waives any objection to the laying of venue in such courts and any claim that any such action has been brought in an inconvenient forum. To the extent permitted by law, any judgment in respect of a dispute arising out of or relating to this Agreement may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of such judgment being conclusive evidence of the fact and amount of such judgment. Each party hereto agrees that personal service of process may be effected by any means permitted by law.

17.          Successors and Assigns; Binding Effect.  All of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the respective successors, assigns, heirs and legal representatives of the parties hereto.

18.          Inspection.  A copy of this Agreement shall be filed with the Secretary of the Company and shall be kept with the records of the Company. For so long as this Agreement shall be in effect, this Agreement shall be made available for inspection by any Voting Stockholder at the principal executive offices of the Company.

19.          Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning or interpretation of this Agreement.

20.          Severability.  If any provision of this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions, or of such provision in any other jurisdiction, shall not in any way be affected or impaired thereby.

21.          Facsimile; Counterparts.  This Agreement may be executed by facsimile and in two or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

22.	Qualmax Holders; Distribution.

(a)          Notwithstanding anything to the contrary set forth herein, in the event of a Distribution, each of the Qualmax Holders agrees that he or it shall become a party hereto as a Voting Stockholder and shall be bound by and shall comply with all of the terms and provisions of this Agreement, and shall, from and after the date of such Distribution, cause each transferee of its Voting Stock of the Company to become a party hereto and to agree in writing to be bound by and to comply with all of the terms and provisions of this Agreement prior to any transfer of such Voting Stock. For purposes of clarification, the distributees in a Distribution other than the Qualmax Holders shall not be required to become a party to this Agreement and shall not be bound by the terms and provisions of this Agreement.

(b)          In furtherance of the foregoing, the Qualmax Holders represent and warrant to the other parties hereto that they currently collectively hold sixty two percent (62%) of the outstanding common stock, par value $.001 per share, of Qualmax (“Qualmax Common Stock”). Each Qualmax Holder agrees that, prior to a Distribution, it shall not transfer any shares of its Qualmax Common Stock unless the transferee thereof shall agree in writing to become a party hereto as a Qualmax Holder and to be bound by and to comply with this Section 22 prior to any transfer of such Qualmax Common Stock.

23.          Termination.  The terms and provisions of this Agreement shall terminate and be of no further force and effect immediately following the election of directors at the 2009 annual meeting of stockholders of the Company.

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IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed on the date first above written.

COMPANY:

NEW WORLD BRANDS, INC.

By:	/s/ Selvin Passen, M.D.
Name:	Selvin Passen, M.D.
Title:

VOTING STOCKHOLDERS:

QUALMAX, INC.

By:	/s/ M. David Kamrat
Name:	M. David Kamrat
Title:	CEO

SELVIN & SYLVIA PASSEN, TBTE

By:	/s/ Selvin Passen, M.D.
Selvin Passen, M.D.

By:	/s/ Sylvia Passen
Sylvia Passen

OREGON SPIRIT, LLC

By:	/s/ Selvin Passen, M.D.
Name:	Selvin Passen, M.D.
Title:	Managing Member

Solely for purposes of Section 22 hereof:

/s/ M. David Kamrat

M. DAVID KAMRAT

/s/ Noah Kamrat

NOAH KAMRAT

MICROSTAR TELECOMMUNICATIONS CORP.

By:	/s/ Duy Tran
Name:	Duy Tran
Title:	President

Exhibit B

VOTING AGREEMENT AND PROXY

This Voting Agreement and Proxy, dated as of September 15, 2006 (this “Agreement”), is by and among New World Brands, Inc., a Delaware corporation (the “Company”); Qualmax, Inc., a Delaware corporation (“Qualmax”); and the stockholders of the Company listed on the signature pages hereto (individually, a “Voting Stockholder,” and collectively, the “Voting Stockholders”).

RECITALS:

A.           The Voting Stockholders own shares of common stock, par value $.01 per share, of the Company (“Common Stock”).

B.           Concurrently herewith, the Company and Qualmax are consummating the transactions contemplated by that certain Asset Purchase Agreement, dated as of June 22, 2006 as amended by Amendment No. 1 to Asset Purchase Agreement, dated as of August 28, 2006, by and between the Company and Qualmax (collectively, the “Purchase Agreement”).

C.           Upon consummation of the transactions contemplated by the Purchase Agreement, Qualmax will be the owner of 100 shares of Series A Preferred Stock, par value $.01 per share, of the Company (“Preferred Stock”), which shares of Preferred Stock shall be convertible into 298,673,634 shares of Common Stock upon the date (the “Filing Date”) of the filing by the Company with the Secretary of State of the State of Delaware of an amendment to and restatement of its Certificate of Incorporation to, among other things, (i) increase the authorized capital of the Company in an amount at least sufficient to effect the conversion of all outstanding shares of Preferred Stock, (ii) change the corporate name of the Company to a name designated by Qualmax, and (iii) provide for a staggered Board of Directors divided into three (3) classes (substantially in the form attached hereto as Exhibit A, the “Amendment”).

D.           Qualmax has made as a condition precedent to consummation of the Purchase Agreement, the Company obtaining the written agreement of the holders of a majority of the Company’s issued and outstanding Common Stock to, among other things, vote in favor of the Amendment.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows:

1.	Covenant to Vote; No Conflicting Agreements.

(a)          Each Voting Stockholder shall vote or cause to be voted all shares of Voting Stock (as defined below) of the Company owned, beneficially or of record, by such party at any meeting of the stockholders, or take all necessary or desirable action by written consent in lieu of any such meeting, (i) in favor of the Amendment, and (ii) effective upon the Filing Date, in favor of assigning the directors of the Company to three (3) classes as shall be determined by Qualmax (provided that the director designated by Selvin Passen shall in any case be a Class III director to serve for three years). In addition, each Voting Stockholder agrees to vote or cause to be voted all shares of Voting Stock of the Company owned, beneficially or of record, by such party upon any other matter arising under this Agreement submitted to a vote of the Voting Stockholders of the Company in such a manner as to implement the terms of, or otherwise effect the intent of, this Agreement. For purposes hereof, “Voting Stock” shall mean Common Stock and any other capital stock of the Company which carries voting rights, and shall include any shares of Voting Stock now owned or subsequently acquired by a Voting Stockholder, however acquired, including, without limitation, stock splits and stock dividends.

(b)          No Voting Stockholder shall (i) enter into or agree to be bound by any voting trust, (ii) enter into any stockholder agreement or arrangement of any kind with any person or entity, or (iii) take any action, either alone or in concert with any other persons or entities, in each of the foregoing cases which would be inconsistent in any manner with the provisions of this Agreement.

(c)          The voting of Voting Stock pursuant to this Agreement may be effected in person, by proxy, by written consent, or in any other manner permitted by the laws of the State of Delaware.

2.            Representations and Warranties.   Each Voting Stockholder represents and warrants to the other parties hereto that:

(i)	such party owns beneficially all of the shares of Common Stock indicated under such party’s name on the signature pages hereto;

(ii)

such party has full power and capacity to execute, deliver and perform this Agreement, and this Agreement has been duly and validly authorized, executed and delivered by such party and constitutes a legal and binding obligation of such party, enforceable against such party in accordance with its terms;

(iii)

such party has not, prior to the date of this Agreement, executed or delivered any proxy or entered into any voting agreement or similar arrangement relating to its or his Voting Stock (except for any such agreements among the parties hereto); and

(iv)

the execution, delivery and performance by such party of this Agreement and the consummation by such party of the transactions contemplated hereunder will not, with or without the giving of notice or lapse of time, (A) violate any provision of law, statute, rule or regulation to which such party is subject, (B) violate any order, judgement or decree applicable to such party, or (C) conflict with, or result in a breach or default under, any material term or condition of any material agreement or other material instrument to which such party is a party or by which such party is bound.

3.            Stock Certificates.   If so requested by the Company, the Voting Stockholders agree that each certificate representing shares of Voting Stock owned by the Voting Stockholders shall bear the following legend on the face or reverse side thereof:

“The shares represented by this certificate are subject to voting restrictions pursuant to a certain Voting Agreement by and among New World Brands, Inc. (the “Company”), Qualmax, Inc., and certain stockholders of the Company, a copy of which is on file at the principal executive offices of the Company and may be obtained upon written request to the Company.”

4.            Specific Performance.   Each party acknowledges and agrees that in the event of any breach of this Agreement, the non-breaching party or parties may be irreparably harmed and may not be made whole by monetary damages. The parties hereby agree that, in addition to and without prejudice to any other remedy to which they may be entitled at law or in equity, they shall be entitled to compel specific performance of this Agreement and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

5.            Term.   This Agreement shall automatically terminate upon the earlier of (i) the Filing Date, and (ii) September 29, 2006.

6.            Amendment.   This Agreement may only be amended or modified with the written consent of each of the Voting Stockholders and Qualmax.

7.            Subsequent Transferees.   Each Voting Stockholder agrees that it shall cause each transferee, distributee or recipient of Voting Stock of the Company to become a party hereto and to agree in writing to be bound by and to comply with all of the terms and provisions of this Agreement prior to any transfer of such Voting Stock.

8.            No Limitation on Other Voting Rights.   Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict the Voting Stockholders from acting in their sole discretion on any matter other than those referred to in this Agreement.

9.            Notice.   Unless otherwise specifically provided herein, all notices or other communications under this Agreement shall be effective only if in writing and delivered by hand, delivered by telecopier, or mailed by overnight courier service:

(i)

if to the Company or Qualmax, addressed to its principal executive offices at 340 West Fifth Avenue, Eugene, Oregon 97401, Attn: General Counsel, with a copy to Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036, Attn: Scott S. Rosenblum; and

(ii)	if to the Voting Stockholders, to their addresses as set forth in the books and records of the Company.

Any notice or other communication shall be deemed to be given: (a) if delivered by hand, on the date of such delivery; (b) if delivered by telecopier, when receipt is mechanically acknowledged; and if mailed by overnight courier, on the first business day following the date of such mailing.

10.          Entire Agreement.   This Agreement contains the entire agreement among the parties hereto with respect to the subject matter contained herein and supersedes all prior oral and written agreements and undertakings among the parties with respect to such subject matter.

11.          Governing Law; Jurisdiction.   This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to the principles of the conflict of laws thereof. Each party hereto consents and submits to the jurisdiction of any state or federal court sitting in Wilmington, Delaware in connection with any dispute arising out of or relating to this Agreement. Each party hereto waives any objection to the laying of venue in such courts and any claim that any such action has been brought in an inconvenient forum. To the extent permitted by law, any judgment in respect of a dispute arising out of or relating to this Agreement may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of such judgment being conclusive evidence of the fact and amount of such judgment. Each party hereto agrees that personal service of process may be effected by any means permitted by law.

12.          Successors and Assigns; Binding Effect.   All of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the respective successors, assigns, heirs and legal representatives of the parties hereto.

13.          Inspection.   A copy of this Agreement shall be filed with the Secretary of the Company and shall be kept with the records of the Company. For so long as this Agreement shall be in effect, this Agreement shall be made available for inspection by any Voting Stockholder at the principal executive offices of the Company.

14.          Severability.   If any provision of this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions, or of such provision in any other jurisdiction, shall not in any way be affected or impaired thereby.

15.          Facsimile; Counterparts.   This Agreement may be executed by facsimile and in two or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

16.          Irrevocable Proxy.   Each Voting Stockholder irrevocably and unconditionally revokes any and all previous proxies granted with respect to its Voting Stock. By entering into this Agreement, each Voting Stockholder hereby irrevocably and unconditionally grants a proxy appointing Qualmax as such Voting Stockholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Voting Stockholder’s name, to vote or consent, or otherwise to utilize such voting power, solely as specifically set forth in Section 1 as to the matters specified in Section 1(a). Qualmax covenants and agrees that it shall attend any stockholder meeting called with respect to the matters specified in Section 1(a) either in person or by proxy, and shall vote all of the Voting Stock as contemplated by Section 1 at any such meeting, including any adjournment or postponement thereof, or shall take any necessary or desirable action by written consent in lieu of any such meeting.

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IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement and Proxy to be duly executed on the date first above written.

/s/ Sylvia Passen	/s/ Selvin Passen, M.D.
Name:	Sylvia Passen	Name:	Selvin Passen, M.D.
No. of Shares:	10,000,000

OREGON SPIRIT, LLC

By:	/s/ Selvin Passen, M.D.
Name:	Selvin Passen, M.D.
Title:	Managing Member
No. of Shares:	7,500,000

/s/ Steve Berlin
Name:	Dr. Steve Berlin
No. of Shares:	350,000

/s/ Leslie Munsell
Name:	Leslie Munsell
No. of Shares:	550,000

/s/ Gary Longchamp
Name:	Gary Longchamp
No. of Shares:	50,000

/s/ Mario Mito
Name:	Morio Mito
No. of Shares:	200,000

/s/ Dan Naor
Name:	Dan Naor
No. of Shares:	50,000

/s/ David Rudden
Name:	David Rudden
No. of Shares:	200,000

/s/ Elli Gal Noar
Name:	Elli Gal Naor
No. of Shares:	100,000

/s/ Natalie Naor
Name:	Natalie Naor
No. of Shares:	100,000

/s/ Amy Passen
Name:	Amy Passen
No. of Shares:	100,000

/s/ Jacob F. Passen
Name:	Jacob F. Passen
No. of Shares:	100,000

/s/ Martin I. Passen
Name:	Martin I. Passen M.D.
No. of Shares:	200,000

/s/ Mark Pratt
Name:	Mark Pratt
No. of Shares:	200,000

/s/ Mark Weber
Name:	Mark Weber
No. of Shares:	200,000

/s/ Dora Naor
Name:	Dora Naor
No. of Shares:	200,000

/s/ Marvin Ribotsky
Name:	Marvin Ribotsky
No. of Shares:	2,125,000

NEW WORLD BRANDS, INC.

By:	/s/ Mark A. Weber
Name:	Mark A. Weber
Title:	Chief Financial Officer

QUALMAX, INC.

By:	/s/ M. David Kamrat
Name:	M. David Kamrat
Title:	CEO